FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d - 16
                     of the Securities Exchange Act of 1934

                         For the Month of November 2004

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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THE INFORMATION IN PARAGRAPHS 1 THRU 4 OF THE REGISTRANT'S PRESS RELEASE
ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (No. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE
DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


Attached hereto and incorporated by reference is the following Registrant's press release:

BOS Continues Implementing its Strategy of Expansion through Acquisitions. Announces the Purchase of 63.6% of Odem Shares in Consideration for Cash and Shares; Dated November 3, 2004.





Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          B.O.S. Better On-Line Solutions, Ltd.
                                          (Registrant)


                                          By: /S/ Adiv Baruch
                                          -------------------
                                          Adiv Baruch
                                          President and CEO
Dated: November 3, 2004

BOS CONTINUES IMPLEMENTING ITS STRATEGY OF EXPANSION THROUGH ACQUISITIONS. ANNOUNCES THE PURCHASE OF 63.6% OF ODEM SHARES IN CONSIDERATION FOR CASH AND SHARES.

TERADYON, ISRAEL- November 3, 2004 - B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") (Nasdaq:BOSC; TASE:BOS), a global developer of high quality communication solutions, announced today that it has entered into definitive share purchase agreements for the purchase of 63.6 percent of the issued and outstanding shares of Odem Electronic Technologies 1992 Ltd. ("Odem"), from Odem's existing shareholders. Odem, an Israeli private company, is a major solution provider and distributor of electronics components and advance technologies in the Israeli market. The closing of the transaction is subject to certain closing conditions.

The consideration for Odem's shares will be comprised of: (i) cash in the amount of $1,970,895; (ii) 290,532 BOS ordinary shares (amounting to approximately 6.5% of the current outstanding shares of the Company); and (iii) options to purchase 73,000 BOS ordinary shares.

In addition, the selling shareholders and BOS have granted each other certain put and call options with respect to the remaining Odem shares held by such sellers, exercisable against consideration comprised of additional cash and BOS shares. In the event all of the above options are exercised, BOS will hold 100% of Odem.

The Company's ordinary shares issued are subject to "lock-up" periods of 2 to 4 years. They will not be registered under the Securities Act of 1933, and may not be offered or sold by the investors without registration or an applicable exemption from the registration requirements.

The sales of BOS for the first six months of 2004 were $2.9M (unaudited). Following the acquisition of Odem and the recent acquisition of Quasar Communication Systems, the combined sales of the Company will increase significantly.

Adiv Baruch, President and CEO of BOS, commented:

"This transaction is a continuation of our M&A strategy. It represents a great opportunity for us, for our customers and for our shareholders. We look forward to working together with Odem's strong management team, who will continue to lead Odem. Odem will provide us with knowledge and expertise that will contribute to our R&D and business development efforts."

Edouard Cukierman, Chairman of the BOS Board, commented:

"Odem is a synergetic company to BOS, which will contribute to turn BOS from an R&D driven company to a marketing driven company. In addition, Odem is a profitable and fast growing company, and I congratulate our management on securing this transaction".


ABOUT BOS

Through its wholly owned subsidiary, BOScom, the Company develops, produces and markets multi-functional, cross-enterprise communication and networking products. Marketed under the BOSaNOVA brand, these products are renowned for their simplicity of use, quality, and reliability.

Communication line (www.boscom.com) offers VOIP innovative convergence migration solutions that leverage a corporation's existing equipment infrastructure.

The Connectivity line (www.bosweb.com) provides solutions for IBM midrange-to-PC and LAN connectivity and GUI emulation, and printing solutions that are operating system-independent.

Software Utilities line (www.printbos.com) provides solutions for document design, distribution and management for a wide range of operating systems, including mainframe and UNIX.

B.O.S. (www.boscorporate.com) was established in 1990 and became a public company traded on the Nasdaq National Market in 1996 (Nasdaq:BOSC - News), and on the Tel Aviv Stock Market in 2002 (TASE:BOS).


ABOUT ODEM

ODEM electronic technologies 1992 ltd. (Odem), is a leading Israeli distributor of advanced electronic and electromechanical components to local and global customers in the defense, telecommunication and imaging industries. Odem currently represents over 30 major international suppliers of electronic and electromechanical components, information technology network equipment and image processing products. Among the companies represented are Texas Instruments Inc. and Honeywell International Inc. Odem is heavily involved in design-in process with many of the electronic manufacturers in Israel. The qualified management and technical staff of Odem posses significant know-how and the experience needed for this task. Odem brings new technologies such as RFID and wireless communication to the markets.



For further information, please contact:
Mr. Nehemia Kaufman, CFO
Tel. +972-4- 9907555
e-Mail: IR@boscom.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.